Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
OXiGENE, INC.
It is hereby certified that:
FIRST: The name of the corporation is OXiGENE, Inc. (the “Corporation”).
SECOND: The Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by striking out Article Fourth in its entirety and by substituting in lieu thereof the following:
     “FOURTH:
     A. Designation and Number of Shares.
     The aggregate number of shares of all classes of stock which the Corporation is authorized to issue is One Hundred Sixty-Five Million (165,000,000) shares, of which One Hundred Fifty Million (150,000,000) shares are designated common stock, of the par value of One Cent ($0.01) per share (the “Common Stock”), and Fifteen Million (15,000,000) shares are designated preferred stock, of the par value of One Cent ($0.01) per share (the “Preferred Stock”).
     B. Preferred Stock.
     1. Shares of Preferred Stock may be issued in one or more series at such time or times and for such consideration as the Board of Directors may determine.
     2. Authority is hereby expressly granted to the Board of Directors to fix from time to time, by resolution or resolutions providing for the establishment and/or issuance of any series of Preferred Stock, the designation and number of the shares of such series and the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the Board of Directors under the Delaware General Corporation Law.
     The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the

Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock designation.
     C. Common Stock.
     The holders of the Common Stock are entitled to one vote for each share held; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any certificate of designation relating to Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Restated Certificate of Incorporation (including any certificate of designation relating to Preferred Stock).”
THIRD: The amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware.
     EXECUTED, effective as of this 2nd day of June 2009.

OXiGENE, Inc.
By:	/s/ James B. Murphy
James B. Murphy
Vice President and Chief Financial Officer